August 18, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Linda Cvrkel, Branch Chief

RE:	eLong, Inc.

Form 20-F for the year ended December 31, 2013

Filed March 31, 2014

File No. 000-50984

Dear Ms. Cvrkel:

We are writing to respond to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 4, 2014 (the “Comment Letter”), relating to the annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”) filed with the SEC by eLong, Inc. (the “Company”) on March 31, 2014 and a report on Form 6-K furnished to the SEC on May 23, 2014.

Our responses have been prepared to reflect information as of the date of this letter or as of other dates indicated herein. Where noted, in accordance with the Staff’s suggestions, we are proposing to make certain changes in or additions to our future filings with the SEC. As the disclosures we intend to include in future filings will need to be drafted in light of future facts and circumstances, we have not included drafts of such disclosures in this letter.

In making these responses, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2013 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2013 20-F; and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For the convenience of the Staff, the responses set forth below correspond to the format of the Comment Letter.

Annual Report on Form 20-F for the year ended December 31, 2013

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-6

(2) Summary of Significant Accounting Policies, page F-8

(f) Revenue recognition, page F-9

Hotel reservation services, page F-9

1.	Your disclosure on page F-9 indicates that you account for revenue as an agent, as you do not assume inventory risk. However, we note from pages 13 and 36 that you sometimes prepay for supplier inventory and also your customers pay you and then you pay hotel suppliers. To the extent material, please revise your revenue recognition footnote to disclose your accounting policy with regard to prepaid hotel rooms for which you incur inventory risk. If such revenues are not material, please revise to disclose.

Response:

As noted in the Staff’s comment and as disclosed in our 2013 20-F, we generally do not assume inventory risk. Assumption of inventory risk is not tied to whether the transaction is an agency or a pre-paid booking. In an agency transaction, the customer completes the booking with eLong, and pays the hotel at checkout; in a pre-paid transaction, the customer completes the booking and pays eLong, and then eLong pays the hotel. Despite the difference in cash flow, we do not assume inventory risk in either type of transaction, as eLong does not guarantee the hotel a specific sales target or face a penalty if the customer does not complete the booking. We only recognize the commission as revenue after the completion of the customer’s stay. This is disclosed on page 41 of our 2013 20-F, which states:

“Revenues from our hotel reservation services are determined by the commission we earn from the number of room nights we book. Generally, our customers pay the hotels directly, and we collect commissions based on the number of room nights our customers stay. For some products, including hotel groupbuy, international hotel and prepay hotel rooms, our customers pay us and then we pay the hotel suppliers. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on confirmation with the hotel of the customer’s stay. Because we generally act as an agent in transactions with no inventory risk for hotel reservations which are cancelled or for which the customer does not check-in, we recognize our revenues from hotel transactions on a net basis in our statements of comprehensive income.”

We wish to advise the Staff that, for the periods covered in our 2013 20-F, substantially all of our hotel reservations revenue was generated from transactions, including both agency and pre-paid, for which we did not assume inventory risk. The disclosure on page 13 refers to an immaterial portion of transactions for which we did incur inventory risk.

If, during a period covered by any of our future annual reports on Form 20-F, our revenue from transactions for which we assume inventory risk becomes material, we will include additional disclosure regarding our revenue recognition for such transactions in the notes to the consolidated financial statements included in such annual reports; or otherwise state that such revenue is immaterial.

(w) Segment reporting, page F-15

2.	We note prior to 2013, you mainly operated and managed your business as two reportable segments: Hotel and Air, and beginning in 2013, you have one reportable segment as the CODM reviews the combined results of the former Hotel and Air segments to make decisions about resource allocation and performance assessment. We also note that while Air ticketing revenues have decreased as a percentage of total revenues in fiscal 2013 relative to prior periods presented; it appears that such revenues continue to meet the quantitative thresholds under ASC 280-10-50-12. In this regard, please tell us how your presentation complies with the guidance outlined in ASC 280-10-50-10 and provide us with your analysis. As part of your response to us, please tell us how management has changed its approach to managing its business units as compared to prior periods, including different service provisions and marketing strategies that are required for the service offered by each business unit. We may have further comment upon receipt of your response.

Response:

As discussed on page 34 of our 2013 20-F, we are a leading mobile and online travel service provider in China with a focus on hotel bookings. Prior to 2013, the operating results and financial information reported to the Chief Operating Decision Maker (“CODM”) contained separate financial information for the hotel and air businesses, and the CODM assessed performance of those businesses and allocated resources accordingly. Therefore, the hotel and air businesses were considered two operating and reportable segments. In recent years, our hotel reservations revenues have increased from 72% of total revenues in 2011 to 80% of total revenues in 2013, and our air ticketing revenues have decreased from 20% of our total revenues in 2011 to 12% in 2013. In line with our strategy, the Company’s marketing and branding efforts focus solely on the hotel business, so that we can be perceived as a travel service provider specializing in hotel booking. We do not allocate significant resources to promote and grow the air business; rather, our resources are focused on growing our hotel business through investing in technology such as hotel booking platforms, acquiring businesses in hotel booking and related sectors, and expanding the number of employees in our hotel sales and product functions.

Prior to January 1, 2013, we provided our CODM a monthly profit and loss report by product, which separately presented operating financial information such as revenues, costs of sales, gross margin, and operating income (expense) for the hotel and air businesses. Other financial information, including profit, loss and non-operating items, was provided on the overall company basis. Beginning from January 1, 2013, we no longer provided such monthly profit and loss reports or other reports with separate financial information for the hotel and air businesses to our CODM. Since then, our CODM has been reviewing the financial performance of the overall company for resource allocation and decision making in accordance with our business strategy. Therefore, we believe that we have had only one operating segment since the beginning of 2013 (and continuing to the present). Based on these factors, although our air ticketing revenues in 2013 did satisfy the 10% quantitative threshold of ASC 280-10-50-12, we do not believe the air ticketing business met the requirements of ASC 280-10-50-10(a) and, accordingly, we presented our results in one segment.

(3) Acquisitions, page F-17

2013 Acquired Company, page F-17

3.	Please revise your footnote to include the primary reasons for the business combination pursuant to ASC 805-10-50-2(d). Additionally, please revise to disclose a qualitative description of the factors that make up the goodwill recognized such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

Response:

For the Staff’s information, the primary reason for the referenced acquisition was to expand into an area complementary to eLong’s main business of hotel bookings. As noted in our 2013 20-F, we “engage in investments, acquisitions and other types of cooperative ventures with businesses that may provide incremental revenue and support our development” (page 10), and “[i]n recent years, as part of our ordinary course of business, we have made a number of investments and acquisitions in travel-related assets or business in China” (page 23).

We wish to advise the Staff that we considered the disclosure requirements under ASC 803-30-50-1(a), and we believe the referenced acquisition made in 2013 and the related goodwill and intangible assets recognized were not material to us. The intangible assets and goodwill recognized represented in the aggregate approximately 1% of our total assets as of December 31, 2013, and the primary reason for the acquisition was consistent with our business strategy and past acquisitions as disclosed on page 10 of our 2013 20-F.

We also wish to advise the Staff that our future annual reports on Form 20-F will include additional disclosure in the notes to the consolidated financial statements regarding the primary reasons for any material business combinations as required by ASC 805-10-50-2(d) as well as a qualitative description of the factors that make up goodwill recognized as required by ASC 805-30-50-1(a).

4.	We note of the total consideration RMB18,750,000, RMB5,000,000 was paid to selling shareholders of 2013 Acquired Company for 25% interest, and RMB13,750,000 was injected to acquire an additional 26.6% interest. In this regard, please tell us whether the transactions to acquire the 25% interest and additional 26.6% were concurrent. If not, please tell us and revise your disclosure to provide the information required by ASC 805-10-50-2(g).

Response:

We wish to advise the Staff that the acquisition of 51.6% of 2013 Acquired Company was a single business combination transaction, consisting of the purchase of a 25% equity interest from certain selling shareholders and the purchase of a 26.6% equity interest in newly-issued shares by the injection of capital into the 2013 Acquired Company. These two components of the transaction were concurrent and treated as one arrangement, and hence we believe that the disclosure requirements of ASC 805-10-50-2(g) for a business combination achieved in stages are inapplicable.

5. Furthermore, please clarify for us the nature of the capital injection of RMB13,375,000 exchanged for 26.6% interest of the 2013 Acquired Company. As part of your response, please explain to us how the injection has been reflected in your statements of cash flows for the fiscal year ended December 31, 2013.

Response:

As noted above in our response to the Staff’s Comment No. 4, the acquisition of 51.6% of 2013 Acquired Company represented a single business combination transaction, consisting of the purchase of a 25% equity interest from certain selling shareholders for RMB5,000,000 and the purchase of a 26.6% equity interest in newly-issued shares by the injection of RMB13,375,000 into the 2013 Acquired Company. As the payment of RMB13,375,000 occurred as part of the closing of the acquisition and was directly contributed to the 2013 Acquired Company as capital, the RMB13,375,000 of cash remained with us upon the consolidation of the 2013 Acquired Company. Accordingly, only the RMB5,000,000 payment to certain selling shareholders was included in the “Net cash used in investing activities - Acquisition of businesses, net of cash acquired” in our consolidated statements of cash flows for the fiscal year ended December 31, 2013.

(7) Goodwill and Intangible Assets, page F-22

6.	We note you recognized impairment charges for certain trade names of RMB1,860,000 and RMB1,740,000 during fiscal 2012 and 2013, respectively. Please revise your footnote to disclose the facts and circumstances leading to the impairment as required by ASC 350-10-50-3(a).

Response:

We believe the Staff may have intended to refer to the disclosure of facts and circumstances leading to impairment losses in accordance with ASC 350-30-50-3(a). As noted on page F-22 of our 2013 20-F, “[w]e recorded impairment charges of RMB1,860,000 for the carrying value of the Yuanfang trade name and RMB1,740,000 for the carrying value of the Sunny China trade name, respectively, as their carrying amounts exceeded their fair value.” We wish to advise the Staff, for its information, that the impairment resulted from declines in the business performance of Yuanfang and Sunny China, and that we believe the Yuanfang and Sunny China trade names and the impairment charges recognized were not material to us. The Yuanfang and Sunny China trade names, prior to the recognition of impairment, represented less than 1% of our total assets, and the impairment charges recognized for the Yuanfang and Sunny China trade names represented less than 1% of total operating expenses as of and for both the year ended December 31, 2012 and the year ended December 31, 2013.

We also wish to advise the Staff that we will include a footnote in our future annual reports on Form 20-F to provide disclosure regarding the facts and circumstances leading to any intangible asset impairment, if material, in accordance with ASC 350-30-50-3(a).

Form 6-K furnished May 23, 2014

7.	We note that you received RMB 30 million from Tongcheng for termination of an agreement. Please tell us how you plan to account for receipt of such fee in your 2014 financial statements.

Response:

We wish to advise the Staff that we currently plan to account for the RMB30,000,000 payment as other operating income as part of our “Income/(loss) From Operations” in our consolidated statements of comprehensive income for the fiscal year ending December 31, 2014. We reached this conclusion based on the fact that the terminated cooperation agreement was related to our core business activities and, subsequent to termination of the agreement, we ceased conducting business with Tongcheng.

* * *

We hope that this letter fully addresses the Staff’s comments. Please feel free to contact me in Beijing by phone (011-86-13511068719) or email (sami.farhad@corp.elong.com) should the Staff require any additional information.

Sincerely,

/s/ Sami Farhad

Sami Farhad

General Counsel

cc:	Guangfu Cui
Rong Luo
Philip Yang
(eLong, Inc.)

Maggie Sun
(Ernst & Young Hua Ming LLP)

Timothy B. Bancroft
(Goulston & Storrs PC)

-7-